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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2004

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

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Contact:

David Leichner

Vice President, Worldwide Marketing

Magic Software Enterprises Ltd.

(949) 250-1718 ext. 299

davidl@magicsoftware.com

Magic Software’s iBOLT Achieves Challenger Status in METAspectrum Summary for Enterprise Application Integration

Irvine, California (January 15, 2004) - Magic Software Enterprises (Nasdaq: MGIC), a leading provider of state-of-the-art business integration and development technology, announced today that it has been ranked as a market challenger in META Group’s recently released METAspectrum for Enterprise Application Integration for its iBOLT Integration Suite (www.magicsoftware.com/ibolt). META Group (Nasdaq: METG) is a leading research and consulting firm that focuses on information technology and business transformation strategies.

The new METAspectrum evaluation provides an objective assessment of companies providing integration servers and brokers, which simplify the integration of applications and development of enterprise wide brokered integration infrastructures.

Magic Software was positioned in the challenger segment of the METAspectrum analysis, and was specifically recognized for its strength in providing a hybrid solution that combines application integration and application development and the ability to leverage XML Web services standards to bring new, standards-based products to market. Magic Software was also highlighted as the one vendor included in the analysis that is primarily targeting midsize enterprises and the iSeries installed base.

“We are very pleased by the favorable rating that our iBOLT Integration Suite has achieved in the METAspectrum market study,” said David Leichner, Magic Software vice president of worldwide marketing. “Since its release less than one year ago, iBOLT has received an excellent response from industry experts, system integrators and end user customers for the comprehensive and affordable environment it brings to enterprises in the mid-market. After only a very short time in the market, iBOLT has jumped into the challenger area of the METAspectrum together with some of the traditional vendors in the EAI space.”

Magic Software’s iBOLT provides organizations with a complete integration environment that supports the entire spectrum of business process management (BPM) and Enterprise Application Integration (EAI) projects from architecture design, through staging, development and testing, deployment and ongoing business activity monitoring (BAM). This approach reduces the technology learning curve and simplifies the entire integration process enabling much quicker time to deployment with reduced costs.  It also makes it easier for business and IT professionals to collaborate on integration projects within one environment.

“In a declining market like EAI, with vendors and products very much in a transitional period, buyers must think strategically about their long-term requirements for integration, yet buy tactically,” said Janelle Hill, META Group program director. “Users should implement vendor/product-neutral integration infrastructures, putting more emphasis on integration architecture (i.e., brokered), application architecture (i.e., service oriented), interface design (i.e., Web services based), and use of XML in intermediary document formats (for loose coupling) than on vendor selection.”

About Magic Software Enterprises

Magic Software Enterprises, a subsidiary of Formula Systems (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems.  Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries.  The Company's North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404, http://www.magicsoftware.com/.

Formula Systems is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties.  Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.

About METAspectrum

METAspectrumSM evaluations from META Group (Nasdaq: METG) provide IT professionals with a view into critical market success factors and vendor positioning. METAspectrum delivers comprehensive evaluations of both technology markets and vendor product offerings. There are multiple market evaluations planned for release in 2004 and beyond. METAspectrum evaluations are updated quarterly, biannually, or annually, depending on the characteristics of individual markets. To view completed market evaluations, or learn more about the METAspectrum methodology, visit www.metagroup.com/metaspectrum.

METAspectrum Disclaimer
Copyright © 2004 META Group, Inc. All rights reserved. Permission to reproduce this research has been granted by META Group, Inc. Any further reproduction or redistribution of this research in any form without prior written approval is prohibited. METAspectrum is META Group's independent evaluation of a technology market, representing marketplace characteristics at a given time and are subject to change without notice. META Group's permission to reproduce this evaluation should not be deemed to be an endorsement of any company or product. META Group research is intended to be one of many information sources and decision-makers should not rely solely on the METAspectrum evaluation for making solution choices. META Group expressly disclaims all warranties, express or implied, including but not limited to fitness of this research for a particular purpose or merchantability.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: 15 January, 2004